Exhibit 4.6

ID Global Solutions Corporation
160 East Lake Brantley Drive
Longwood, Florida 32779

September 25, 2015

ID Solutions Inc.

Attn: Douglas Solomon

Re:	Debt Settlement

Dear Mr. Solomon:

Effective September 16, 2015, it is hereby acknowledged by ID Solutions Inc., a Delaware Corporation (“Holder”), and ID Global Solutions Corporation (the “Company”) that Holder previously loaned to the Company $159,185.95 which has a current outstanding balance of 172,094.77 (the “Loan”) which such amount includes principal and interest. By executing this letter, the parties agree to settle the Loan owed to Holder by the Company through the issuance of a 12% Promissory Note (the “Note”) in the amount of $172,094.77 and a common stock purchase warrant (the “Warrant”) to purchase 1,146,667 shares of common stock of the Company exercisable at $0.15. The execution of the Note and the Warrant by the parties will be in full and final settlement of the Loan owed to Holder by the Company and all agreements and contracts between the parties related to the Loan shall be terminated.

In consideration for Holder’s receipt of the Note and the Warrant and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Holder, on its own behalf and on behalf of any entities which are controlled by Holder, does, in connection with the Loan, hereby release and discharge the Company and each of its respective officers, directors, affiliates, agents, counsel, employees vendors, investors, and subsidiaries and its respective administrators, successors and assigns from any and all actions, causes of action, suits, debts, sums of money, accounts, reckonings, notes, bonds, warrants, bills, specialties, covenants, contracts, controversies, agreements, liabilities, obligations, undertakings, promises, damages, claims, compensation and demands whatsoever, in law, admiralty or equity which against them or any of them Holder and its affiliates, executors, administrators, successors and assigns ever had, now have or may in the future can, shall or may have against the Company and affiliate of them in connection with the Loan, for, upon or by reason or any matter, cause or thing whatsoever from the beginning of the world to the date of this release.

We kindly request that Holder execute this letter below indicating that Holder agrees with the above and acknowledging that Holder (i) is an accredited investor as such term is defined under Rule 501 under Regulation D of the Securities Act of 1933, as amended, (ii) is sufficiently experienced in business and financial matters to evaluate the merits and risks of this transaction, (iii) acknowledges that acquiring the Note and Warrant involves a high degree of risk, are aware of the risks and further acknowledges that it can bear the economic risk of the Note and Warrant including the total loss of the investment and (iv) has received answers from management regarding all questions relating to the Company and its acquisition of the Note and Warrant .

Sincerely,

ID Global Solutions Corporation

By:/s/ Thomas R. Szoke
Name: Thomas R. Szoke
Title: CEO and Director

AGREED AND ACKNOWLEDGED:

ID Solutions Inc.

By: /s/ Douglas Solomon
Name: Douglas Solomon
Title: CEO